Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 21, 2017

December 21, 2017

The following article written by a third party was made available to employees of CVS Health Corporation:

Yes, the CVS/Aetna Merger Will Transform Healthcare Technology—Eventually

AdWeek

By Ankur Laroia

CVS and Aetna have a new vision for healthcare, one in which technology plays a critical role. It’s coming, but it will take some time.

In comments regarding the two companies’ upcoming merger, Aetna CEO Mark Bertolini said it will cause “a dramatic change” to services and stores and create a healthcare platform that’s “easy to use and less expensive for users.” Part of this, he has emphasized, will involve new technologies. Telemedicine, remote monitors, personal health aids and many more advances will allow consumers to streamline their relationship with their own care. This isn’t necessarily an unrealistic vision; indeed, it’s one shared by many experts in both medicine and tech.

It is not, however, one which patients should expect to be realized any time soon. It will happen inevitably, yes. Consumer-facing technology is becoming a dominant narrative in the healthcare sector, especially among millennials. For the 36-and-under generation, an increasing majority say they expect providers to connect with them with digital care options that range from help finding a doctor to direct telemedicine solutions. The new CVS/Aetna corporation will be under enormous pressure to deliver eventually, but the short-term impact of the merger will be felt behind the scenes.

An immediate impact on the back-end

In the near future it will show up in back office functions like HR, finance and procurement. And that’s not unusual. Mergers of this size almost always lead to functional synthesis, generally before any product development takes place. The companies involved, even when they work in very different industries, share many needs which can benefit from economies of scale. Indeed, often companies merge specifically to take advantage of consolidated corporate infrastructure. As Aetna and CVS define their new relationship, systems such as management, CMR, EMR, IT and finance will likely see increasingly sophisticated solutions as the two companies share their best ideas.

On the consumer-facing side that process will lag. New technology-based products will take a long time to filter out to insurance delivery or pharmacy shelves. In part, this is simply because the deal between CVS and Aetna is unprecedented. Retail and insurance have never come together like this before, and the digital transformation journey for each company will look very different even after they begin operating under one umbrella. These are complicated companies, with processes and systems to match, and, as a result, any technological revolution will have to happen slowly.

This is also because Aetna and CVS operate such distinct business models. In many ways these companies are like oil and water, operating and profiting in entirely different ways. Their digital transformation initiatives will reflect this. Aetna, for example, will look at technology and analytics from a risk and actuarial standpoint. The company wants to get into the heads of its insureds, because that’s its bread and butter, and any digital transformation will reflect that. CVS, on the other hand, looks at its consumer relationships through the lens of a retailer. It sells products and healthcare services directly and will build its own digital transformation around that very different model.

Aetna’s risk analysis and behavioral incentives certainly will find some synergies with CVS’ retail model; it would certainly be worth knowing whether one customer buys frozen pizzas and another whole grain bread, for example. But adapting these models to each other will take time and effort and will not lend itself to turnkey product development.

This is the upshot of vertical integration. CVS and Aetna will merge service lines, creating customer relationships that travel from purchasing habits to the physician, the prescription and final payment, but at the same time it also involves two companies reconciling very distinct business models.

Privacy laws will be an issue

Technology development will also have to work around the strict privacy laws governing healthcare, a particular challenge given that Aetna’s industry depends on successfully analyzing broad tranches of data. HIPAA tightly controls how a patient’s information moves without his or her consent, creating very real problems for system-level sharing in any future suite of integrated CVS/Aetna products. Companies can’t simply start sharing data and profiling customers. Even before the engineers get to work, the lawyers will have to have their say.

This isn’t to say that consumers shouldn’t expect any innovation, however. As CVS’ well-known battle with Walgreens has continued, it has intentionally carved out an identity for itself as a healthcare company distinct from the many competitors which operate as general stores with a drug counter in the back (again, such as Walgreens). CVS has reduced the percentage of shelf space it dedicates to non-healthcare related goods, instituted its Minute Clinic initiative and even eliminated profitable tobacco products from the chain entirely.

Expect that to continue and expand as CVS pushes its vision for a retail healthcare network that functions alongside physicians and other caregivers. Given this goal, there’s every reason to believe that the drug store will develop and integrate technology solutions into its pharmaceutical space, insurance delivery and hoped-for operation as a series of neighborhood clinics.

But it’s down the road that we should expect those solutions to start hitting the shelves. Building healthcare into wireless and networked devices will become key for a company which sees itself as the future of middle-ground healthcare, but that won’t happen right away. There are plenty of obstacles standing between CVS, Aetna and putting the 21st century on pharmacy shelves.

The immediate change, like in any merger, will come behind the scenes. Consumers might notice it at the customer service or billing level, but at first the people who will really feel this merger work at CVS’ and Aetna’s headquarters.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,”

“should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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